UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             KBK CAPITAL CORPORATION
                 _________________________________________________
                                (Name of issuer)

                                  Common Stock
                 _________________________________________________
                         (Title of class of securities)

                                   482412103
                 _________________________________________________
                                 (CUSIP number)

                                 ROBERT J. MCGEE
                    ________________________________________

                    2200 CITY CENTER II, 301 COMMERCE STREET
                    ________________________________________

                             FORT WORTH, TEXAS 76102
                    ________________________________________

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 21, 1999
                                _________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13d, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 482412103                                       PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------
|   1  |   NAME OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |           Robert J. McGee
|      |           ###-##-####
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |           OO
--------------------------------------------------------------------------------
|   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |           United States of America
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |     816,600
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |     383,795
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |     816,600
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |     0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |           1,200,395
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |           37.6
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |           IN - Individual
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock (the "Issuer Common Stock"), of KBK Capital Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2200 City Center II, 301 Commerce Street, Fort Worth, Texas 76102.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Robert J. McGee ("McGee"). McGee is the Chairman of the Board and Chief Executive Officer of the Issuer and his business address is 2200 City Center II, 301 Commerce Street, Fort Worth, Texas 76102. The Issuer provides secured loans and working capital financing to middle-market businesses. The address of the principal executive offices of the Issuer is 2200 City Center II, 301 Commerce Street, Fort Worth, Texas 76102.

In connection with the repurchase of an aggregate of 483,795 shares of Issuer Common Stock by Issuer, McGee obtained voting power over 383,795 shares of Issuer Common Stock. This Schedule 13D and all supporting documentation, including the Exhibits hereto, is filed on behalf of McGee as a result of the acquisition of such voting power.

McGee has not during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. McGee is an U.S. Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the terms of a Stock Purchase Agreement dated October 21, 1999 between Issuer and Sirmon Commercial Finance, L.L.C. ("Sirmon") (the "Stock Purchase Agreement"), the Issuer agreed to repurchase an aggregate of 483,795 shares of Issuer Common Stock from Sirmon. Of these, 100,000 were transferred on October 21, 1999 for an aggregate amount of $500,000, and 383,795 were placed in escrow ("Escrow Shares"). The terms of the Stock Purchase Agreement provide that Sirmon shall vote the Escrow Shares in accordance with the recommendations of management of the Issuer. In this connection, Issuer and Sirmon entered into a Voting Agreement and Irrevocable Proxy pursuant to which Sirmon granted McGee an irrevocable proxy to vote the Escrow Shares for the term of the escrow. Copies of the Stock Purchase Agreement and the Voting Agreement and Irrevocable Proxy are attached hereto as Exhibit A and Exhibit B, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

The transactions described in Item 3 above occurred as a result of negotiations between the Issuer and Sirmon.

Because the shares subject to the Voting Agreement and Irrevocable Proxy will be voted in accordance with the recommendations of management of the Issuer, the effect may be to make it more difficult for other persons to defeat proposals of Issuer's management.

McGee has no plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

McGee beneficially owns and has the sole power to dispose of 816,600 shares of Issuer Common Stock, representing approximately 25.6% of the shares of Issuer Common Stock outstanding. Of these 816,600 shares, 26,000 represent shares that McGee may acquire upon exercise of options and 100,000 are held in trust. McGee has the sole power to vote 816,600 shares of Issuer Common Stock, representing approximately 25.6% of the shares of Issuer Common Stock outstanding and shared power to vote 383,795 shares, representing approximately 12.0% of the shares of Issuer Common Stock outstanding.

Other than the transactions described herein, McGee has not effected any transactions in the Issuer Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to his irrevocable proxy pursuant to the Voting Agreement and Irrevocable Proxy, McGee holds options to purchase 26,000 shares of Issuer Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A   Stock Purchase Agreement

Exhibit B   Voting Agreement and Irrevocable Proxy

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



November 1, 1999                               /s/ ROBERT J. MCGEE
                                                   Robert J. McGee

                                INDEX TO EXHIBITS

Exhibit A   Stock Purchase Agreement

Exhibit B   Voting Agreement and Irrevocable Proxy

                                    EXHIBIT A
                            STOCK PURCHASE AGREEMENT

                            STOCK PURCHASE AGREEMENT

                                 BY AND BETWEEN

                             KBK CAPITAL CORPORATION

                                       AND

                        SIRMON COMMERCIAL FINANCE, L.L.C.


                                OCTOBER 21, 1999

                                TABLE OF CONTENTS

   ARTICLE I   SALE AND PURCHASE OF STOCK; CLOSING...........................3
               1.1  Sale and Purchase of Initial Shares......................3
               1.2  Sale and Purchase of Deferred Shares.....................3
               1.3  Purchase of Additional Shares............................3
               1.4  Purchase Price...........................................4
               1.5  Closing..................................................4
               1.6  Initial Closing Deliveries...............................4
               1.7  Subsequent Closing Deliveries............................5

   ARTICLE II  REPRESENTATIONS AND WARRANTIES OF SELLER......................5
               2.1  Organization, Existence and Good Standing................5
               2.2  Authority................................................6
               2.3  Title....................................................6
               2.4  Consents and Approvals; No Violation.....................6
               2.5  Other Obligations........................................6
               2.6  Access to Information....................................6
               2.7  Disclosure...............................................6

   ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE PURCHASER...............7
               3.1  Organization, Existence and Good Standing................7
               3.2  Authority................................................7
               3.3  Consents and Approvals; No Violation.....................7

   ARTICLE IV  ADDITIONAL AGREEMENTS.........................................7
               4.1  Legality.................................................7
               4.2  Prior Approval by Bank.........ERROR! BOOKMARK NOT DEFINED.
               4.3  Voting of Deferred Shares................................7

   ARTICLE V   MISCELLANEOUS.................................................7
               5.1  Nature and Survival of Representations, Warranties
                    and Covenants............................................8
               5.2  Amendment and Modification...............................8
               5.3  Waiver; Consents.........................................8
               5.4  Further Assurances.......................................8
               5.5  Notices..................................................8
               5.6  Assignment...............................................9
               5.7  Governing Law............................................9
               5.8  Service..................................................9
               5.9  Counterparts.............................................9
               5.10 Interpretation...........................................9
               5.11 Entire Agreement.........................................9
               5.12 Attorneys' Fees..........................................9
               5.13 Expenses................................................10

                            STOCK PURCHASE AGREEMENT


      This Stock Purchase Agreement (the "AGREEMENT") is entered into as of October 21, 1999, by and between Sirmon Commercial Finance, L.L.C. ("SELLER") and KBK Capital Corporation (the "PURCHASER").

                                    RECITALS

      WHEREAS, Seller is the owner of 483,795 shares (the "STOCK") of Common Stock, par value $.01 per share, of the Purchaser;

      WHEREAS, the Purchaser desires to acquire from Seller, and Seller desires to sell to the Purchaser, the Stock;

      WHEREAS, Seller is making certain representations, warranties, covenants and indemnities herein as an inducement for the Purchaser to enter into this Agreement; and

      WHEREAS, capitalized terms not otherwise defined herein shall have the meanings set forth in EXHIBIT A.

      NOW, THEREFORE, in consideration of the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I
                       SALE AND PURCHASE OF STOCK; CLOSING

  1.1 SALE AND PURCHASE OF INITIAL SHARES. Subject to the terms and conditions of this Agreement, Seller does hereby sell, assign, transfer and deliver to the Purchaser, and the Purchaser does hereby purchase and acquire from Seller an aggregate of 100,000 shares of the Stock (the "INITIAL SHARES").

  1.2 SALE AND PURCHASE OF DEFERRED SHARES. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell, assign, transfer and deliver to the Purchaser, and the Purchaser hereby agrees to purchase and acquire from Seller an aggregate of 383,795 shares of the Stock in the amounts and on the dates set forth on EXHIBIT B (the "DEFERRED SHARES").

  1.3 PURCHASE OF ADDITIONAL SHARES. At each Subsequent Closing (as hereinafter defined), the Purchaser shall have the option, in its sole discretion, to purchase a greater number of shares of Stock than that set forth on EXHIBIT B with respect to the date of such Subsequent Closing (the "ACCELERATED AMOUNT"). The purchase price for the Accelerated Amount shall be the same as that set forth on EXHIBIT B for the shares of Stock to be purchased on such Subsequent Closing. If such greater number of shares is purchased, the number of the remaining shares to be purchased at each Subsequent Closing thereafter will be reduced on a PRO RATA basis, such that the aggregate number of shares of Stock purchased by the Purchaser pursuant to this Agreement is 483,795.

  1.4 PURCHASE PRICE. The cash purchase price for the Initial Shares shall be $500,000 which shall be payable by the wire transfer of immediately available funds to an account designated by Seller (the "INITIAL PAYMENT"). The purchase price for the Deferred Shares shall be as set forth on EXHIBIT B and shall be payable by wire transfer to an account designated by Seller (the "DEFERRED PAYMENTS"). The Initial Payment and the Deferred Payments shall collectively be referred to herein as the "PURCHASE PRICE."

  1.5 CLOSING. The closing of the sale and purchase of the Initial Shares (the "INITIAL CLOSING") shall take place at the offices of KBK Capital Corporation, 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102 on the date hereof. The closings of the sales and purchases of the Deferred Shares (each a "SUBSEQUENT CLOSING" and, collectively, the "SUBSEQUENT CLOSINGS") shall take place at the offices of KBK Capital Corporation, 301 Commerce Street, 2200 City Center II, Fort Worth, Texas 76102 on the dates set forth on EXHIBIT B.

  1.6 INITIAL CLOSING DELIVERIES.

      (a) At the Initial Closing, Seller shall deliver or cause to be delivered to the Purchaser:

         (i) certificates representing the Initial Shares, duly endorsed for transfer to the Purchaser, which shall transfer to the Purchaser good and valid title to the Stock, free and clear of all Encumbrances;

         (ii) certificates, dated as of a date no earlier than 10 days before the Initial Closing, duly issued by the appropriate governmental authority in _____ showing that Seller is in existence and in good standing and authorized to do business;

         (iii) unanimous written consents of the managers and members of Seller, authorizing the transactions contemplated by this Agreement;

         (iv) an Escrow Agreement in substantially the form of EXHIBIT C hereto;

         (v) a Release of the Purchaser (executed by Seller and each of its members) in substantially the form of EXHIBIT D hereto;

         (vi) a Voting Agreement and Irrevocable Proxy in substantially the form of EXHIBIT E hereto; and

         (vii) such other documents, as may be required by this Agreement or reasonably requested by the Purchaser.

      (b) At the Initial Closing, the Purchaser shall deliver to Seller

         (i) the Initial Payment; and

         (ii) a certificate, executed by the Purchaser and dated as of the date of the Initial Closing, to the effect that the Purchaser has received the prior approval of Bank One, Texas, N.A.

  1.7 SUBSEQUENT CLOSING DELIVERIES.

      (a) At each Subsequent Closing, Seller shall deliver or cause to be delivered to the Purchaser:

         (i) certificates representing such Deferred Shares to be transferred to the Purchaser, duly endorsed for transfer to the Purchaser, which shall transfer to the Purchaser good and valid title to the Stock, free and clear of all Encumbrances; and

         (ii) a certificate, executed by Seller and dated as of the date of the Subsequent Closing, to the effect that the representations and warranties of Seller contained in this Agreement are true, correct and complete as of such date.

      (b) At each Subsequent Closing, the Purchaser shall deliver to Seller:

         (i) the appropriate Deferred Payment as set forth on EXHIBIT B; and

         (ii) a certificate, executed by the Purchaser and dated as of the date of the Subsequent Closing, to the effect that the representations and warranties of the Purchaser contained in this Agreement are true, correct and complete as of such date.

                                   ARTICLE II
                    REPRESENTATIONS AND WARRANTIES OF SELLER

      Seller hereby represents and warrants to the Purchaser as follows:

  2.1 ORGANIZATION, EXISTENCE AND GOOD STANDING. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Louisiana and each has full power and authority to carry on its business as now being conducted, to own or lease and operate its properties and assets, and to perform all its obligations under the agreements and instruments to which it is a party or by which it is bound. True, correct and complete copies of the Articles of Organization (certified as of a recent date by the Secretary of State of Louisiana) and the Operating Agreement (certified as of the date hereof by the Seller) of Seller, with amendments thereto through the date of this Agreement (collectively, the "ORGANIZATIONAL DOCUMENTS"), have been delivered by Seller to the Purchaser.

  2.2 AUTHORITY. Seller has the requisite capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Seller's execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the managers and members of Seller. This Agreement has been duly and validly executed and delivered by Seller, and this Agreement constitutes the legal, valid and binding agreement of Seller, enforceable against it in accordance with its terms.

  2.3 TITLE. Seller has good and valid title to the Stock, free and clear of all Encumbrances or adverse claims of any type whatsoever. Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require Seller to sell, transfer or otherwise dispose of any of the Stock.

  2.4 CONSENTS AND APPROVALS; NO VIOLATION. No consent, notice or approval of any third party is necessary in connection with Seller's execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, and the compliance by Seller with any of the provisions hereof will not (i) conflict with or violate any provision of the Organizational Documents of Seller, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, contract, agreement, commitment, bond, mortgage, indenture, license, lease, pledge agreement or other instrument or obligation to which Seller is a party or by which Seller may be bound, (iii) violate or conflict with any law, regulation, judgment, order, writ, injunction, decree or other legal document binding upon Seller, or (iv) result in, or require, the creation or imposition of, any Encumbrance upon the Stock.

  2.5 OTHER OBLIGATIONS. As of the date hereof, except for the obligations of the Purchaser created by this Agreement, the Purchaser does not owe any indebtedness or have any other obligation of any kind or nature whatsoever to Seller or any of its members.

  2.6 ACCESS TO INFORMATION. Seller hereby acknowledges, represents and warrants that its representatives and members have been afforded access to all of the books, records and premises of the Purchaser and such representatives and members have examined the same or caused the same to be examined to the extent they deem necessary or appropriate such that Seller and its members do not desire further information or data concerning the Purchaser. Seller hereby acknowledges, represents and warrants that it has independently concluded that the Purchase Price of the Shares is acceptable and that it has not relied on the estimations or opinions of the Purchaser with respect to such value.

  2.7 DISCLOSURE. No representation or warranty of Seller contained in this Agreement contains any untrue statement or omits to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

      The Purchaser hereby represents and warrants to Seller as follows:

  3.1 ORGANIZATION, EXISTENCE AND GOOD STANDING. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

  3.2 AUTHORITY. The Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The Purchaser's execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms.

  3.3 CONSENTS AND APPROVALS; NO VIOLATION. Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, nor the compliance by the Purchaser with any of the provisions hereof will, as of the date of the Initial Closing, (i) conflict with or violate any provision of the Certificate of Incorporation or Bylaws of the Purchaser, (ii) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any material note, contract, agreement, commitment, bond, mortgage, indenture, license, lease, pledge agreement or other instrument or obligation to which the Purchaser is a party or by which the Purchaser or any of its properties or assets may be bound, (iii) violate or conflict with any law, regulation, judgment, order, writ, injunction, decree or other legal document binding upon Purchaser, or (iv) result in, or require, the creation or imposition of, any Encumbrance upon the Stock.

                                   ARTICLE IV
                              ADDITIONAL AGREEMENTS

  4.1 LEGALITY. Purchaser and Seller agree that Purchaser shall have no obligation to purchase and acquire from Seller any shares of the Stock pursuant to this Agreement if such purchase and acquisition would not be in compliance with applicable laws, including, but not limited to, the applicable provisions of the Delaware General Corporation Law.

  4.2 VOTING OF DEFERRED SHARES. Seller hereby agrees to vote all of the Deferred Shares in accordance with the recommendations of management of the Purchaser and to timely instruct the Escrow Agent (as such term is defined in the Escrow Agreement) as to such vote.

                                   ARTICLE V
                                  MISCELLANEOUS

  5.1 NATURE AND SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. All representations, warranties and covenants of Seller and Purchaser set forth herein shall survive the Initial Closing indefinitely.

  5.2 AMENDMENT AND MODIFICATION. This Agreement may be amended, modified, terminated, rescinded or supplemented only by written agreement of the parties hereto.

  5.3 WAIVER; CONSENTS. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Any failure of a party to comply with any obligation, covenant, agreement or condition herein may be waived by each party affected thereby only by a written instrument signed by the party granting such waiver. No waiver, or failure to insist upon strict compliance, by any party of any condition or any breach of any obligation, term, covenant, representation, warranty or agreement contained in this Agreement, in any one or more instances, shall be construed to be a waiver of, or estoppel with respect to, any other condition or any other breach of the same or any other obligation, term, covenant, representation, warranty or agreement. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver.

  5.4 FURTHER ASSURANCES. The parties hereto agree (i) to furnish upon request to each other such further information, (ii) to execute and deliver to each other such other documents, and (iii) to do such other acts and things, all as the other party hereto may at any time reasonably request, for the purpose of carrying out the intent of this Agreement and the documents referred to herein.

  5.5 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when (i) delivered personally, (ii) sent by telecopier (with receipt confirmed), provided that a copy is mailed by registered or certified mail, return receipt requested, or
(iii) received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested) or by registered or certified mail, return receipt requested, in each case to the other party at the following addresses and telecopier numbers (or to such other address or telecopier number for a party as shall be specified by like notice; provided that notices of a change of address or telecopier number shall be effective only upon receipt thereof):

      if to Seller, to:         Sirmon Commercial Finance, L.L.C.
                                c/o Johnny J. Sirmon
                                P. O. Box 777
                                Abbeville, Louisiana 70511

      with a copy to:           Chris A. Verret
                                P.O. Box 51869
                                Lafayette, Louisiana 70505
                                Fax No.: (318) 237-5511

      if to the Purchaser, to:  Mr. Robert J. McGee

                                KBK Capital Corporation
                                2200 City Center II
                                301 Commerce Street
                                Fort Worth, Texas 76102
                                Fax No.:  (817) 258-6100

      with a copy to:           Mr. Gene G. Lewis
                                Locke Liddell & Sapp LLP
                                3400 Chase Tower
                                600 Travis
                                Houston, Texas 77002-3095
                                Fax No.: (713) 223-3717

  5.6 ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to and shall not confer upon any person other than the parties any rights or remedies hereunder or with respect hereto.

  5.7 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Texas (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

  5.8 SERVICE. Any process against the Purchaser or Seller in, or in connection with, any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement may be served personally or by certified mail at the address set forth in SECTION 5.5 with the same effect as though served on it or him personally.

  5.9 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

  5.10 INTERPRETATION. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

  5.11 ENTIRE AGREEMENT. This Agreement, including exhibits hereto, and the documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth or referred to herein

  5.12 ATTORNEYS' FEES. In the event any party hereto institutes a proceeding or other action against any other party hereto for a claim arising out of or to enforce this Agreement, the parties agree that the judge in any such proceeding or action shall be entitled to determine the extent to which any party shall pay the reasonable attorneys' fees incurred by the other party in connection with such proceeding or action, which determination shall take into consideration the outcome of such proceeding or action and such other factors as the judge may determine to be equitable in the circumstances.

  5.13 EXPENSES. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

      IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.


                                    KBK CAPITAL CORPORATION


                                    By: /s/ ROBERT J. MCGEE
                                            Robert J. McGee,
                                            Chairman of the Board and
                                            Chief Executive Officer



                                    SIRMON COMMERCIAL FINANCE, L.L.C.


                                    By: /s/ JOHNNY SIRMON
                                            Johnny Sirmon,
                                            Managing Member

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                                    EXHIBIT B
                     VOTING AGREEMENT AND IRREVOCABLE PROXY

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                     VOTING AGREEMENT AND IRREVOCABLE PROXY

      This Voting Agreement and Irrevocable Proxy (this "AGREEMENT") dated as of October 21, 1999 is executed by and between KBK Capital Corporation ("KBK") and Sirmon Commercial Finance, L.L.C., as the "Stockholder";

      WHEREAS, KBK and the Stockholder have executed that certain Stock Purchase Agreement dated as of even date herewith (the "STOCK PURCHASE AGREEMENT") whereby the Stockholder is selling to KBK an aggregate of 483,795 of shares of the common stock of KBK;

      WHEREAS, the Stockholder is required pursuant to the terms of the Stock Purchase Agreement to deliver this Agreement to KBK at the Initial Closing; and

      WHEREAS, capitalized terms not defined in this Agreement shall have the meanings ascribed to them in the Stock Purchase Agreement;

      NOW THEREFORE, the parties hereto agree as follows:

      1. The Stockholder hereby represents and warrants to KBK that it has the exclusive right to vote the Deferred Shares. The Stockholder hereby agrees to vote all of the Deferred Shares in accordance with the recommendations of management of KBK.

      2. In order better to effect the provisions of SECTION 1, the Stockholder hereby revokes any previously executed proxies and hereby constitutes and appoints Robert J. McGee (the "PROXY HOLDER"), with full power of substitution, his true and lawful proxy and attorney-in-fact to vote the Deferred Shares as indicated in SECTION 1.

      3. The Stockholder hereby covenants and agrees that until this Agreement is terminated in accordance with its terms, the Stockholder will not, and will not agree to, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Deferred Shares or grant any proxy or interest in or with respect to any such Deferred Shares or deposit such Deferred Shares into a voting trust or enter into another voting agreement or arrangement with respect to such Deferred Shares except as contemplated by this Agreement or the Stock Purchase Agreement.

      4. This proxy shall be limited strictly to the power to vote the Deferred Shares in the manner set forth in SECTION 2 and shall not extend to any other matters.

      5. The Stockholder acknowledges that KBK is relying on this Agreement in undertaking actions necessary for the consummation of the transactions contemplated by the Stock Purchase Agreement and that the proxy granted hereby is coupled with an interest and is irrevocable to the full extent permitted by applicable law. The Stockholder acknowledges that the performance of this Agreement is intended to benefit KBK.

      6. The irrevocable proxy granted pursuant hereto shall continue in effect until the earlier to occur of (i) the termination of the Escrow Agreement or
(ii) the termination of the

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Stock Purchase Agreement.

      7. The vote of the Proxy Holder shall control in any conflict between its vote of the Deferred Shares and a vote by the Stockholder of the Deferred Shares, and KBK agrees to recognize the vote of the Proxy Holder instead of the vote of the Stockholder in the event the Stockholder does not vote as set forth in SECTION 1 hereof.

      8. This Agreement may be modified, amended, altered or supplemented with respect to the Stockholder only upon the execution and delivery of a written agreement executed by KBK and the Stockholder.

      9. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

      10. This Agreement, together with the Stock Purchase Agreement and the agreements contemplated thereby, embody the entire agreement and understanding of the parties hereto in respect to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings among the parties with respect to such subject matter contained herein.

      11. All notices, requests, demands and other communications required or permitted hereby shall be in writing and shall be deemed to have been duly given if delivered by hand or mail, certified or registered mail (return receipt requested) with postage prepaid to the addresses of the parties hereto set forth below or to such other address as any party may have furnished to the others in writing in accordance herewith:

      if to Stockholder, to:  Sirmon Commercial Finance, L.L.C.
                              c/o Johnny J. Sirmon
                              P. O. Box 777
                              Abbeville, Louisiana 70511

      with a copy to:         Chris A. Verret
                              P. O. Box 51869
                              Lafayette, Louisiana 70505
                              Fax No.: (318) 237-5511


      if to KBK, to:          Mr. Robert J. McGee
                              KBK Capital Corporation
                              2200 City Center II
                              301 Commerce Street
                              Fort Worth, Texas 76102
                              Fax No.:  (817) 258-6100

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      with a copy to:         Mr. Gene G. Lewis
                              Locke Liddell & Sapp LLP
                              3400 Chase Tower
                              600 Travis
                              Houston, Texas 77002-3095
                              Fax No.: (713) 223-3717

      12. This Agreement and the relations among the parties hereto arising from this Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

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            IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above written.


                                    KBK CAPITAL CORPORATION



                                    By: /s/ ROBERT J. MCGEE
                                            Robert J. McGee,
                                            Chairman of the Board and
                                            Chief Executive Officer



                                    SIRMON COMMERCIAL FINANCE, L.L.C.

                                    By: /s/ JOHNNY SIRMON
                                            Johnny Sirmon,
                                            Managing Member